

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
2877 Paradise Rd. #702
Las Vegas, NV 89109

> **Re: Roman DBDR Tech Acquisition Corp.**
> **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2021**
> **File No. 001-39687**

Dear Dr. Basile:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

1. Please add risk factor disclosure to describe the risk to investors that your role in facilitating transactions in digital assets creates the risk that you may be operating as an unregistered exchange or part of an unregistered exchange mechanism under the Exchange Act.

Arculus, page 168

2. You state here that you expect the Arculus Wallet to support transactions in multiple cryptocurrencies, including Bitcoin, Bitcoin Cash, and Ethereum, with additional cryptocurrencies and other digital assets expected to be added in the future. Please reconcile this disclosure with information on your website listing a much larger group of digital assets. Please also reconcile the statement that you "expect" the wallet to support certain cryptocurrencies with disclosure elsewhere that you launched the platform during

the third quarter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony J. McCusker, Esq.